PRIMERO TO RELEASE FOURTH QUARTER 2011 RESULTS ON MARCH 7, 2012

Toronto, Ontario, February 7, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) will release fourth quarter financial results before the market opens on Wednesday, March 7, 2012.

A conference call will be held on Wednesday, March 7, 2012 at 11:00 a.m. (EST), to discuss these results. Participants may join the call by dialing North America toll free 1-866-946-0484 or 1-646-216-4773 for calls outside Canada and the U.S. and entering the participant passcode 69108828#.

A recorded playback of the call will be available until April 7, 2012 by dialing 1-866-551-4520 and entering the call back passcode 279044#.

A live and archived webcast of the conference will also be available at www.primeromining.com under the Events and Webcasts page.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com